U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                                        Washington,  D.C.  20549

                                            AMENDMENT NO. 3
                                                   TO
                                             FORM 10-SB12G

                           General  Form  for  Registration  of  Securities
                        of  Small  Business  Issuers  Under  Section  12(b)
                              or  12(g)  of  the  Securities  Act  of  1934

                                          HADRO RESOURCES, INC.

                       ---------------------------------------------------------
                            (Name  of  Small  Business  Issuer  in  its Charter)

                                Nevada                          87-0571853
                               ---------                      --------------
                (State  or  Other  Jurisdiction  of           (I.R.S. Employer
                Incorporation  or  Organization)            Identification No.)

                                     145  Tyee  Road  #1526
                                     Point  Roberts,  Washington     98281
                         ------------------------------------------------------
                      (Address  of  Principal  Executive  Offices)  (Zip  Code)

                                            (604)  943-7515
                                          ---------------------
                                     (Issuer's  Telephone  Number)

           Securities  to  be  registered  under  Section  12(b)  of  the  Act:

         Title  of  Each  Class              Name  of  Each  Exchange  on  Which
         to  be  so  Registered              Each  Class  is  to  be  Registered
         -----------------------          --------------------------------------
            None                                       None

           Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                                 Common  Stock,  $.001  par  value
                                   ------------------------------
                                         (Title  of  Class)


                                       TABLE  OF  CONTENTS


PART I                                                                 Page
                                                                       -----

Item 1.  Description of Business                                         3

Item 2.  Management's Discussion and Analysis                           10

Item 3.  Description of Property                                        14

Item 4.  Security Ownership of Certain Beneficial                       15
         Owners and Management

Item 5.  Directors, Executive Officers, Promoters                       17
         and Control Persons

Item 6.  Executive Compensation                                         18

Item 7.  Certain Relationships and Related Transactions                 18

Item 8.  Description of Securities                                      19

PART II
Item 1.  Market Price of and Dividends on the Company's                 19
         Common Equity and Other Shareholder Matters

Item 2.  Legal Proceedings                                              20

Item 3.  Changes in and Disagreements with Accountants                  20

Item 4.  Recent Sales of Unregistered Securities                        20

Item 5.  Indemnification of Officers and Directors                      21

Part F/S - FINANCIAL STATEMENTS AND EXHIBITS                            23

PART III

Item 1.    Index to Exhibits                                            31

SIGNATURES                                                              31


                                   PART  I

     The Company is filing this Form 10-SB on a voluntary basis to provide current public information to the investment community with a view toward a future listing of its securities on the Over-The-Counter Bulletin Board.

ITEM  1.  DESCRIPTION  OF  BUSINESS

General
-------
     Hadro Resources, Inc. (the "Company") was incorporated in the State of Nevada on December 3, 1997 under the name Hadrosaurus Resources, Inc. On January 20, 1998, the Company filed an Amendment to its Articles of incorporation changing the name of the Company to Hadro Resources, Inc. The Company is engaged in the acquisition of oil and gas leases for future exploration purposes. The Company intends to enter into joint venture agreements with established and experienced oil and gas companies to explore and, if warranted, develop its properties. The distribution of the oil and gas would be handled by the joint venture oil and gas company.

     The Company expects to generate revenues from operations and obtain additional working capital through future sales of equity and/or financings.

     The Company maintains principal business offices at (1) 145 Tyee Road #1526, Point Roberts, Washington 98281 and (2) 5405 12th Avenue, Suite 204,
Delta, B.C., Canada V4M 2B2. Its statutory office is located at 3230 East Flamingo Road, Suite 156, Las Vegas, Nevada 89121. The Company's fiscal year end is December 31.

Business of the Company
-----------------------
     The Company is a natural resource exploration company engaged in the acquisition of oil and natural gas properties for exploration.

     On August 1, 1998, the Company entered into an Option to Purchase Agreementto acquire an interest in an oil and gas property in Alberta, Canada from Donn Capital Corp., a privately-held company wholly owned by Frank
W. Donis, President of the Company. On June 15, 1999, the Company terminated the Option Agreement.

     On November 1, 1998, the Company entered into an Agreement and Declaration of Trust with W.G. Van Bebber, an unrelated third party, whereby Mr.Van Bebber will research and acquire available oil and gas leases on behalf of the Company. Pursuant to the terms of the Agreement, leases will be taken in the name of Mr. Van Bebber, or his designee as Trustee for the exclusive use and benefit of the Company, and all approved costs and expenses incurred in such leasing and acquisition will be paid by the Company.

  The Company uses Mr. Van Bebber to research and acquire its properties because of his expertise in the oil and gas industry. He is a Certified Professional Landman and Environmental Site Assessor, with over 40 years experience. From 1951 through 1973, he was a scout, landman and land manager for Mobil Oil Corporation; from 1973 to 1980, he was general manager of the land department for Rocky Mountain Energy Company, the mining subsidiary of Union Pacific Corporation; and since 1980, has been an independent petroleum and mineral landman/consultant.

     In June, 1999, Mr. Van Bebber, on behalf of the Company, entered into an Assignment Agreement with Ibis Petroleum, Inc., formerly known as Rio Grande Resources, Inc.(Ibis) whereby Ibis sold, assigned, transferred and conveyed all of its right, title and interest in and to a total of 35 oil and gas leases located in the Hadrosaurus Area of Union County, New Mexico, to Mr. Van Bebber, as Trustee for the Company. The leasehold interests are as follows:

1. 28 State of New Mexico Leases, covering a total of 6174.23 acres, with an annual rental rate of $.25 per acre until 2002, at which time the rate increases to $.50 per acre through expiration. 22 of the leases will expire on January 31, 2007 and the remaining 6 will expire on March 31, 2007. The State of New Mexico will receive a 12.5% royalty payment on any oil or gas production on the properties; Ibis will receive a 2% overriding royalty; and three other unrelated third parties will receive a total of 2% overriding royalties on any production. The Company's total royalty burden for these leases is 16.5%. The Company's working interest in and to these leases is 100% and its net revenue interest (after royalty payments) is 83.5%.

     In addition, in June, 1999, Mr. Van Bebber acquired the following federal And state leases on behalf of the Company, at public oral auctions:

1. 2 federal leases, covering a total of 2323.33 acres, with an annual rental rate of $1.50 per acre. These leases will expire on May 31, 2009. The federal government will receive a 12.5% royal payment on any oil or gas production on the properties. The Company's total royalty burden for these leases is 12.5%. The Company's working interest in and to these leases is 100% and its net revenue interest (after royalty payments) is 87.5%.

2. 5 State of New Mexico Leases, covering a total of 1252.04 acres, with an annual rental rate of $.25 per acre until 2004, at which time the rate increases to $.50 per acre through expiration. The leases will expire on July 31, 2009. The State of New
     Mexico will receive a 12.5% royalty payment on any oil or gas production on the properties. The Company's total royalty burden for these leases is 12.5%. The Company's working interest in and to these leases is 100% and its net revenue interest (after royalty payments) is 87.5%.

     To date, the Company has reimbursed Mr. Van Bebber a total of $32,732.22 in lease payments and $3,344.27 in expenses. In addition, the Company agreed to pay all future lease payments, charges, costs, fees and other expenses necessary to the continuation of the Leases on a timely basis and for the acquisition or any additional leases. The properties subject of the Leases are exploratory properties only and none has been developed to date.

Location  and  Background  of  Area
-----------------------------------
    The Hadrosaurus Area is located along the New Mexico-Colorado state line in the extreme northeastern corner of Union County, north of the town of Clayton, which is situated near the northwestern corner of the Texas panhandle. The properties subject of the Company's current oil and gas leases encompasses two parallel, northwest-southwest trending structural highs identified mainly on the basis of outcrop data and photogeologic interpretations. Commercial production of hydrocarbons has not yet been realized in northeastern New Mexico even though, according to documents received from the New Mexico Bureau of Mines in Socorro, New Mexico, potential favorable source beds for generation of oil and gas in the area. However, lack of hydrocarbon production has not deterred exploratory activity in the area. According to records in the Union County court house in Clayton, New Mexico, and the Bureau of Land Management Offices in Santa Fe, New Mexico, several companies have purchased oil and gas leases in the past 2-3 years in this area for future exploration. Petroleum Information, it its publication, Petroleum Frontiers, lists the Dalhart Basin as a very promising petroleum frontier and predicts increased exploration and drilling activities in the near future. The Company's properties lie on the Western edge of the Dalhart Basin.

      While careful review of the reports in the files of the New Mexico
Oil Conservation Division indicate the presence of oil and gas in various formations in the region, any consideration of the economic value of the prospects will be examined with a clear understanding of the high exploratory risks involved. According to well log and card files of Gene D. Wilson, a director of the Company and Certified Professional Geologist, drill stem tests on three well in the area have shown minor amounts of gas. The Company believes there are potentially viable prospects for inert gas production which warrant exploration of the properties subject of its oil and gas leases, provided the market for inert gas resources continues to be commercially viable.

Proposed Exploration Program
-----------------------------
     The Company intends to seek a joint venture partner who is an experienced oil and gas property operator to perform all exploration and, if warranted, development of its properties. The Company projects the minimum exploratory effort will require the drilling of one test well on top of each structural anomaly, plus two additional flank wells. A structural anomaly is referred to as an area that appears to be located on a structurally high or anti-incline area, which is normally a favorable location to prospect for oil and gas. A flank well is a well drilled on the flank of, or off the side of a geological structural high. The latter will be intended to augment the exploratory effort by testing the stratigraphic relationships, that is, the relative position of one rock type to another, such as a petroleum source rock (shale) to a reservoir rock (sandstone or limestone), and hydrocarbon potential within a thicker and more fully developed off-structure sedimentary section. This consideration becomes particularly important where pinchouts or erosional processes have reduced the stratigraphic section along the structural highs. A pinchout is usually referred to as a formation, generally a reservoir rock, that thins out to zero thickness either as a result of sedimentary thinning on the flank of a large structural high, or as a shallow dipping formation that was eroded off then covered with an impervious formation. Many large, old structural highs, have several large pinchouts on their flanks that provide excellent opportunity for oil and or gas entrapment. A seismic survey, conducted by an independent seismographic company will be completed to help determine the subsurface configuration of a prospect by recording the time it takes for a sound wave to travel from the surface down to a formation and back to the surface. This seismic survey is intended to help the Company and its joint venture operator(s) optimize the location of any intended test wells.

Oil  and  Gas  Exploration  Risks
---------------------------------
     Oil and gas exploration involves a high degree of risk and there is no assurance that expenditures to be made by the Company on prospective oil and gas properties will result in any discoveries of any natural resource in any commercial quantities. The Company intends to enter into a joint venture agreement with an experienced oil and gas operator to explore and, if warranted, drill exploratory wells on its properties. Exploratory wells have a much greater dry hole risk than do wells which are drilled offsetting established production. The marketability of any oil and gas which may be acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of oil and gas pipelines and processing equipment, supply and demand for petroleum and petroleum products, rig availability and government regulation, including regulations relating to prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

 Permits and Licenses
-----------------------
     Gene Wilson, a director of the Company and Certified Professional Geologist, will assist the joint venture partner in obtaining all the necessary permits and licenses for the production and transportation of any oil and gas found on the Company's properties and for any remedial work that will be required. The following permits/licenses will be required:

     A.  BONDING

     1.   Federal leases

     Bonding is required for oil and gas lease operations on federal property in order to indemnify the U.S. government against any losses associated with failure to meet royalty obligations, plugging wells not property abandoned on a lease, and/or surface restoration and cleanup of abandoned operations. A bond must be obtained before any drilling activity commences and may be obtained from the Bureau of Land Management (BLM) or other Surface Management Agency by completing the appropriate forms and posting a minimum $10,000 bond For one lease; $25,000 bond for a state-wide lease bond; or $150,000 for a Nationwide lease bond. The bond may be a surety or personal bond, backed by Cash, negotiable securities, certificates of deposit or letters of credit.
The Company intends to establish a certificate of deposit (CD) in a New Mexico bank, thereby receiving all interest payments on the CD and retaining ownership of the CD as an asset. The bond is released when all required work is completed on the properties.

     2.   State and/or private leases

     According to the rules and regulations of the Energy and Mineral Department of the Oil Conservation Division of the State of New Mexico, on state or private leases, a plugging bond must be obtained from the New Mexico Oil and Conservation Division in Santa Fe, New Mexico. A state-wide blanket plugging bond can be obtained for a surety bond in the amount of $50,000. Single well bonds are dependent on the depth of the proposed well as follows:



        Depth                              Amount of Bond
        ------                             --------------
        Less than 5,000 feet                   $7,500
        5,000 to 10,000 feet                   10,000
        More than 10,000 feet                  12,500

     B. DRILLING PERMITS

     1.  Federal leases

     A proposed drill site must be staked and properly surveyed by a registered Surveyor and then a Notice of Staking must be filed with the BLM to give the BLM time to advertise the notice to the general public. Assuming there is no public or other conflict, the BLM then schedules a field meeting at the proposed site by members or representatives of the BLM, the operator, an archeologist, the driller, the dirt contractor and any other interest party to inspect the proposed site. Thereafter, the Company must complete and file an application for permission to drill, according to the guidelines of the Oil and Surface Operating Standards, prepared by the U.S. Department of Interior, Bureau of
Land Management and the U.S. Forest Service. The application must contain the following:

       A certified description of the surveyed location(s)

       A map of all access roads and all bore holes drilled within 1 mile of the location

       A surface use program with diagrams of the proposed drill pad showing rig placement, storage areas, topographic cross section and mud pits

       Proposed drilling program, including disposal program for any chemicals or drilling mud and the disposal of solid wastes

     The approval for an application for permission to drill is generally completed within 30-45 days and remains valid for one year after approval.

     2.  State or private owned leases

     Prior to commencement of operations, notice must be delivered to the Oil Conservation Division of the intention to drill any well for oil or gas and approval must be obtained on a Form C-101 application. A copy of the approved Form C-101 must be kept at the well site during any drilling operations. Approval is normally obtained within 24 hours and drilling can commence immediately after approval.

Competition
-----------
     The oil and gas exploration and production industry is highly competitive. The Company expects to encounter competition from other oil and gas companies in all areas of its operations, including the acquisition of leases and properties.

     Competitors include major integrated oil and natural gas companies, natural Gas pipeline companies, numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of the Company's competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company has and which, in many instances, have been engaged in the energy and/or natural resource production and develop-ment business for a much longer time than the Company. These companies may be able to offer more attractive rates for natural gas gathering commitments and to pay more for productive oil and natural gas properties and exploratory prospects than the Company's financial or human resources would permit. The Company's ability to acquire additional properties, discover reserves and attract experienced joint venture partners in the future will be dependent on its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, joint venture partners may not be available to the Company on terms or at prices which the Company can afford.

Laws and Regulations
--------------------
     The Company's proposed business operations will be affected by extensive regulation by various federal, state and local laws and regulations relating to the exploration and possible development, production, gathering and marketing of oil and gas. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The Company anticipates the main federal, state and local laws, rules and regulations which will apply to its planned exploration and operation activities will be mainly environmental and regulatory relating to oil spills, contamination of aquifers and streams, use of hazardous materials, trash accumulation and disposal and surface damage. However, at this time, the Company is only acquiring oil and gas leases for exploration and development, if warranted,
by a yet-to-be engaged   or identified, experienced joint venture partner,
who will, as a contractual requirement of any joint venture to be entered into by the Company, be responsible for securing compliance with all federal, state and local laws, rules and regulations relating to the proposed operations.

Compliance with Environmental Regulations
-----------------------------------------
      Operations of the Company are also subject to numerous environmental laws, Including, but not limited to, those governing management of waste, protection Of water, air quality, the discharge of materials into the environment, and preservation of natural resources. Non-compliance with environmental laws and the discharge of oil, gas, or other materials into the air, soil or water may give rise to liabilities to the government and third parties, including civil and criminal penalties, and may require the Company to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose retroactive, strict, and joint and several liability rendering entities liable for environmental damage without regard to negligence or fault. From time-to-time the Company may have to agree to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. There can be no assurance that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or otherwise adversely affect the Company's operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by or from the Company. While the Company does not anticipate incurring material costs in connection with environmental compliance and remediation, it cannot guarantee that material costs will not be incurred. The Company estimates that any costs of complying with environmental laws, rules and regulations will mainly be associated with short delays and minimal costs in time and labor. Some of the most significant environmental regulations which will affect the Company's proposed operations will be screening all large open tanks to keep migratory birds from harm, avoiding archeological sites, avoiding damage to grasslands and avoiding oil spills. The Company intends to enter into a joint venture with an operator who has a proven track record of environmental compliance in an effort to minimize its costs of compliance and remediation.

Conflicts of Interests
----------------------
     Certain officers, directors and related parties have engaged in business transactions with the Company which were not the result of arms'-length negotiations between independent parties. Management believes that the terms of these transaction were as favorable to the Company as those that could have been obtained from unaffiliated parties under similar circumstances. All future transactions between the Company and its affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of the Board of Directors of the Company. See "Certain Relationships and Related Transactions."

Title  Risks
------------
    In the oil and gas industry, it is common practice for operators to refrain from obtaining title opinions to oil and gas properties until commencement of drilling and, accordingly, ownership of the Company's oil and gas properties is subject to doubt until the title is confirmed. The Company intends to follow usual industry practice in obtaining a satisfactory title opinion prior to drilling a property.

Financing  Risks
----------------
   The Company has limited financial resources and there can be no assurance that additional funding will be available for exploration and development of its projects or to fulfill its obligations under any agreements, as and when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance the Company will be able to obtain adequate financing in the future, as and when needed, or that the terms of such financing, if any, will be favorable. Failure to obtain such additional financing could result in delay Or indefinite postponement of the exploration and development of prospective properties, resulting in a possible loss of such properties. Such failure to obtain financing could also materially affect the Company's ability to continue as a going concern.

No Assurance of a Public Market for the Company's Common Stock
--------------------------------------------------------------
    There is currently no trading market in the Company's Common Stock. Upon completion of this registration, the Company intends to apply for listing and trading of its securities on the NASD over-the-counter Bulletin Board; however, there is no assurance that an active trading market will ever develop in the Company's securities. Accordingly, there is a very high risk that purchasers of Common Stock of the Company may be unable to sell any shares they may own.

Year  2000  Computer  Problems
------------------------------
    Like other companies, the Company could be adversely affected if the computer systems it and/or its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could also impact non-accounting systems.

    The Company has implemented a plan to modify its business operations to be compliant for the Year 2000 and is in the process of converting critical data processing systems and process control systems associated with its accounting and office equipment. These projects are expected to be substantially complete before the end of 1999 and the cost is estimated to be minimal. The Company does not expect this effort to have a significant effect on its operations.

    The failure to correct a material Year 2000 problem could result in an interruption in normal business activity. The Company's plan is expected to significantly reduce the risk associated with this issue. However, due to the inherent uncertainty of this issue and dependence on third-party compliance, no assurance can be given that potential failures will not adversely affect the Company's operations, liquidity and financial position. Since the Company is currently only acquiring leases and has not yet commenced any exploration or development activities on any of its properties, it has no material relationships at this time with third parties who may not be Year 2000 compliant. When the Company enters into a joint venture and begins full business operations, it intends to carefully screen all third-party vendors and suppliers to assure they are Year 2000 compliant before engaging their services.

Employees
---------
    At present, the Company has no employees, other than its officers and directors.

Legal  Proceedings
------------------
   There are no material legal proceedings to which the Company is a party or to which its property is subject, nor, to the best of the knowledge of management, are any material legal proceedings contemplated.

ITEM  2.    MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  AND  PLAN  OF  OPERATION

    This Registration Statement contains forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding future business operations, which are based on information available to the Company on the date hereof. The Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement.

Overview
--------
     Since its formation in December, 1997, the Company has been engaged only in research activities relating to the acquisition of possible oil and gas properties. Currently, it has a total of 35 oil and gas leases acquired by and held in the name of its agent, W.G. Van Bebber. The properties subject of the Leases are located in Union County, New Mexico.

     For a complete understanding of these activities, this Management's Discussion and Analysis should be read in conjunction with Part I. Item 1. Description of Business and Part F/S-Financial Statements to this Form 10-SB.

Plan of Operation
--------------------
     During the next 12 months, the Company's proposed plan of operation is as follows:

Target Date(s)                   Proposed Activities
--------------                   --------------------
September - November 1999        Consolidate lease block by (1) purchasing or
                                 optioning leases from land owners or other
                                 companies to fill holes in current lease block

                                 Enter into agreement with an experienced joint venture partner and commence exploration of properties

December 2000                    Continue research and exploration activities
                                 and, if warranted, drill first well at an
                                 approximate cost of $250,000 U.S.

January 2000                     Put first gas well into production, if
                                 warranted

February 2000                    Drill second gas well to confirm production

March 2000                       Put second well into production

April - August 2000              Drill one gas well per month and put into
                                 production


     Assuming the above plan of operation is successful, the Company estimates Cash flow at the end of the first 12 months of operation will be approximately $450,000 per month from 6 producing gas wells.

Results  of  Operations
-----------------------
     Period  Ended  May 31, 1999 and for the year ended December 31, 1998:

   As of the date of this filing, the Company has yet to generate any revenues from business operations due to the preliminary nature of such operations and substantial expenditure in ongoing research efforts relating to the acquisition of properties. Consequently, the Company has been substantially dependent on sales of its equity securities to fund its cash requirements.

    The Company's net loss for the period ended May 31, 1999 of $52,603, or $.004 per share, based on 13,054,200 weighted average shares outstanding, and $31,038, or $.003 per share, based on 12,300,000 weighted average shares outstanding for the year ended December 31, 1998 and reflects the costs expended for research activities relating to property acquisitions and costs associated with the sale of equity securities to raise the capital required to support the Company's operations until sufficient revenues are achieved.

   Since inception, the Company has sold a total of 13,054,200 shares of Its Common Stock in private placement transactions to unrelated third parties, raising a total of $90,048. All stock sales were made offshore to non-U.S. persons. The Company sold such securities in reliance upon exemptions from registration provided by Section 4(2) and/or 3(b) of the Securities Act of 1933, as amended, and/or Regulation D, Rule 504.

Liquidity  and  Capital  Resources
----------------------------------
      As of the date of this registration statement, the Company has yet to generate any revenues from its operations due to the preliminary nature of such operations, substantial ongoing research relating to possible property acquisition targets and expenditures to build the appropriate infrastructure to support expected future growth. Consequently, the Company has been substantially dependent on sales of its equity securities to fund its cash requirements.

   Expenses for the period ended May 31, 1999 were $52,603 and for the year ended December 31, 1998 were $31,038. Expenditures increased due to increased research activities relating to the acquisition of potential properties and expenses related to financing activities.

     The Company issued 12,350,000 shares of its Common Stock for cash at $.001 per share from February through July, 1998, 7,750,000 of which are held by officers and directors of the Company. The total proceeds were $12,350.

     In July 1998, the Company sold 560,000 shares of its Common Stock to unrelated third parties at a price of $.01 per share, or a total of $5,600.

     In July and August 1998, the Company sold a total of 144,200 shares of its Common Stock to unrelated third parties for $.50 per share, or a total of $57,000.

    As of May 31, 1999, the Company's total assets consisted of cash in the bank in the amount of $23,416.

    The Company's total liabilities as of May 31, 1998 were $8,259, Consisting of accounts payable consistent with normal office operations.

    The Company has cancelled the option agreement entered into on August 1, 1998 with Donn Capital Corp. and has entered into two Oil and Gas Leases with W.G. Van Bebber, an unrelated third party and agent for the Company.

    The Company's auditors, Andersen, Andersen & Strong, L.C., have deemed that continuation of the Company as a "going concern", as defined by U.S. generally accepted accounting principles, is dependent upon the Company obtaining additional working capital. The Company is taking steps to raise additional capital, as its current cash reserves are only expected to last for approximately three (3) months. The Company intends to conduct private placement sales of its equity securities if and when its cash reserves are depleted. There can be no assurance that any shares of Common Stock of the Company can or will be sold or that other sources of loans or funds will be available to the Company if and when needed. The failure of the Company to obtain adequate additional capital may require the Company to delay or cut back some or all of its proposed business operations and, potentially, to cease its operations. Any additional equity financings may involve substantial dilution to the Company's then-existing shareholders.

Selected  Financial  Data
-------------------------
    The following historical financial data for the period from inception to the year ended December 31, 1998 and at May 31, 1999 was derived from the historical financial statements of the Company that have been prepared by Andersen Andersen & Strong, L.C., independent Certified Public Accountants (the Financial Statements").




Balance Sheet Data:
-------------------
                                        5/31/99         12/31/98
                                        -------         --------

Cash and cash equivalents                $23,416        $59,139
                                       ---------        --------
Total assets                             $23,416        $59,139

Total Liabilities                        $ 8,259        $   129

Shareholders' Equity                     $15,157        $57,010

Statements of Operations Data:
------------------------------
Sales                                    $    0         $     0

Expenses                                 $52,603        $31,038

Net Loss from operations                $(52,603)       $(31,038)

Net loss per common share                $(.0004)       $(.003)
Weighted average common shares
outstanding                            13,054,200      12,300,000

Limited  Operating  History; Accumulated Deficit; Need for Additional Capital
-----------------------------------------------------------------------------
    There is limited historical financial information about the Company upon which to base an evaluation of the Company's performance or to make a decision regarding any investment in shares of the Company's Common Stock. The Company has an accumulated deficit of ($52,603) through May 31, 1999 and the Company's cash and equivalents balance at May 31, 1999 was only $23,416.The Company has not yet realized any revenues from business operations and has engaged in no active business operations. There can be no assurance the Company will be successful in its business operations or will achieve any significant revenues from its proposed operations. The Company's business could be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development of properties, possible cost overruns due to price and cost increases in raw products and exploration and/or development processes, uncertain marketability of any oil and gas recovered on its properties and the absence of an operating history. Therefore, there can be no assurance the Company's business or proposed ventures will be successful or that the Company will be able to achieve or maintain profitable operations. Further, there can be no assurance that the Company will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

   To become and remain profitable and competitive, the Company will likely be required to make significant investments in the exploration and development of its properties. The Company is seeking additional equity financing to provide for the capital required to commence and develop its proposed business operations.

   The timing and total amount of capital requirements cannot be predicted at this time as the Company has just recently acquired its oil and gas leases and has not yet commenced operations. The Company is currently seeking a joint venture partner to perform exploration activities on the properties and, if warranted, further development. At that time, the Company will be required to contribute its proportionate share of capital to the joint venture for exploration costs. There can be no assurance that any financing will be available on acceptable terms, if at all, as and when the Company requires cash for its proportionate share of proposed exploration activities. If such financing is not available on satisfactory terms, the Company may be unable to continue, explore, develop or expand its business or develop new properties at the rate desired and its operating results may be adversely affected. Any equity financing could result in substantial additional dilution to existing shareholders.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

     The Company currently utilizes the offices of its President, Frank W. Donis, at 145 Tyee Road, Point Roberts, Washington, on a rent-free basis

   On August 1, 1998, the Company entered into an Option Agreement to acquire an interest in an oil and gas property in Alberta, Canada from Donn Capital Corp., a privately-held company wholly owned by Frank W. Donis, President of the Company. On June 15, 1999, the Company terminated the Agreement and has no further right, title and/or interest in or to the property subject of the Agreement and has no further obligation to Donn Capital regarding the property.

     On November 1, 1998, the Company entered into an Agreement and Declaration of Trust with W.G.Van Bebber, an unrelated third party, whereby Mr. Van Bebber will Research and acquire available oil and gas leases on behalf of the Company. Pursuant to the terms of the Agreement, leases will be taken in the name of W.G Van Bebber, as Trustee for the exclusive use and benefit of the Company and all approved costs and expenses incurred in such leasing and acquisition will be paid by the Company.

     In June, 1999, Mr. Van Bebber, on behalf of the Company, entered into an Assignment Agreement with Ibis Petroleum, Inc.("Ibis"), whereby Ibis sold, assigned, transferred and conveyed all of its right, title and interest in and to a total of 35 oil and gas leases located in the Hadrosaurus Area of Union County, New Mexico, to Mr. Van Bebber, as Trustee for the Company. The leasehold interests are as follows:

1. 28 State of New Mexico Leases, covering a total of 6174.23 acres, with an annual rental rate of $.25 per acre until 2002, at which time the rate increases to $.50 per acre through expiration. 22 of the leases will expire on January 31, 2007 and the remaining 6 will expire on March 31, 2007. The State of New Mexico will receive a 12.5% royalty payment on any oil or gas production on the properties; Ibis will receive a 2% overriding royalty; and three other unrelated third parties will receive a total of 2% overriding royalties on any production. The Company's total royalty burden for these leases is 16.5%. The Company's working interest in and to these leases is 100% and its net revenue interest (after royalty payments) is 83.5%.

2. 2 federal leases, covering a total of 2323.33 acres, with an annual rental rate of $1.50 per acre. These leases will expire on May 31, 2009. The federal government will receive a 12.5% royal payment on any oil or gas production on the properties. The Company's total royalty burden for these leases is 12.5%. The Company's working interest in and to these leases is 100% and its net revenue interest (after royalty payments) is 87.5%.

3. 5 State of New Mexico Leases, covering a total of 1252.04 acres, with an annual rental rate of $.25 per acre until 2004, at which time the rate increases to $.50 per acre through expiration. The leases will expire on July 31, 2009. The State of New
     Mexico will receive a 12.5% royalty payment on any oil or gas production on the properties. The Company's total royalty burden for these leases is 12.5%. The Company's working interest in and to these leases is 100% and its net revenue interest (after royalty payments) is 87.5%.

     Any additional properties that may warrant acquisition must, in the opinion of the Company, be prospective and valuable to the Company's proposed operations. For example, if the seismographic survey of a prospective property shows the subsurface configuration of the structural high is not exactly the same as the surface configuration, then the Company would acquire the additional properties if the price is reasonable. The Company will also attempt to acquire additional oil and gas leases to fill in the areas between its present lease holdings.

ITEM  4.    SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND MANAGEMENT

Principal  Shareholders
-----------------------
     The following table sets forth certain information regarding the Company's Common Stock, par value $.001 ("Common Stock") beneficially owned as of May 31, 1999 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock;
(ii) each of the Company's directors; (iii) each named executive officer (as defined in Item 402(a)(2) of Regulation S-B); and (iv) all executive officers and directors as a group. At January 31, 1999, there were 13,054,200 shares of Common Stock outstanding.


                                         Amount and
                                         Nature of
Title of          Name of                Beneficial             Percent of
Class             Beneficial             Ownership(2)           Ownership (2)
                  Owner(1)                     -                  -
--------------------------------------------------------------------------------

Common Stock    Frank W. Donis            7,005,000 (i) (ii)     53.7 %
                413 Tsawwassen
                Beach Road
                Delta, B.C.,
                Canada, V4M 2J2

Common Stock    Marilyn J. Rafter           255,000 (1)(2)          2%
                5268 IA Avenue
                Delta, B.C.,
                Canada, V4M 1 C 1

Common Stock    Gene Wilson                 500,000 (1)              3.8%
                811 Four Hills Rd. S.E.
                Albuquerque, N.M. 87123

Common Stock    Bond Mercantile Ltd.       1,000,000 (3)             8%
                Principal-Juan Mashburn
                Akara Bldg. 24
                De Castro St. Road Town
                Tortola, British Virgin Islands

Common Stock    Commodore Management Corp. 1,000,000 (3)             8%
                Principal-Antoinette Stubbs
                Saffrey Square, Suite 205
                Nassau, Bahamas

Common Stock    Douglas Inc.               1,000,000 (3)             8%
                Principal-Leticia Montoya
                No. 2 Commercial Centre Sq.
                Alofi, Niue

Common Stock    NNOD Investments Ltd.      1,000,000 (3)             8%
                Principal-Tim O'Sullivan
                Box 260 Butterfield Sq.
                Providenciales
                Turks and Caicos Islands

Common Stock    Peregrine Corporation      1,000,000 (3)             8%
                Principal-Francis Perez
                No. 2 Commercial Centre Sq.
                Alofi, Niue

--------------------------------------------------------------------------
All Officers and
Directors as a Group        -              7,750,000               59.5%

(1) Each person named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his/her direct and indirect holdings in the Company. These persons are the only "promoters" of the Company.

(2) Frank Donis and Marilyn Rafter's spouses each own 5,000 shares of the Company's Common Stock included in these shares.

(3) Bond Mercantile Ltd., Commodore Management Corporation, Douglas Inc., NNOD Investments Ltd. and Peregrine Corporation are all unrelated foreign Corporations which purchased shares of the Company's Common Stock, pursuant to an exemption provided by Rule 504 of Regulation D. None of the principals of the Company have any relationship with or interest in, either directly or indirectly, any of these corporate shareholders. Each corporate shareholder has sole voting and investment power over the shares held of record by the respective corporate shareholder on the basis that the corporate shareholder has sole and exclusive ownership over all shares held in its name.

ITEM  5.    DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     Each director of the Company is elected by the stockholders to a term of one (1) year and serves until his or her successor is elected and qualified. Each officer of the Company is elected by the Board of Directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board of Directors has no nominating, auditing or compensation committees. The names, addresses, ages and positions of the present officers and directors of the

Company  are  set  forth  below:

Name and Address                    Age                 Position(s)
---------------------               ---                 ------------
Frank W. Donis                      55                  President and Director
413 Tsawwassen Beach Road
Delta, British Columbia
Canada, V4M 2J2

Marilyn Rafter                      47                 Secretary, Treasurer
5268 IA Avenue                                         and Director
Delta, British Columbia
Canada, V4M ICI

Gene D. Wilson                      70                 Director
8 10 Four Hills Road
Albuquerque, NW
USA, 8712-3

Background Information of Officers and Directors
------------------------------------------------
     Frank W. Donis has been the President and a Director of the Company since inception. Since September 1980, he has also been the President of Epic Oil and Gas Ltd., a publicly-traded Canadian corporation engaged in oil and gas exploration. Since June 1968, he has also been a self-employed Dentist. He graduated from the University of Alberta in 1968 with a Degree in Dentistry. Mr. Donis currently devotes approximately 5 hours per week to the business of the Company.

    Marilyn Rafter has been the Secretary, Treasurer and a Director of the Company since inception. Since April 1995, she has also been the Manager of A.D. Garnet Investments, Ltd., a privately-held Canadian corporation, engaged in the business of real estate development and management. From October 1991 to August 1993, she was a Consultant for ExperDent Consulting, Inc., a Canadian corporation engaged in the business dental consulting. From 1993 to 1995, she was unemployed. Ms. Rafter currently devotes approximately 5 hours per week to the business of the Company.

     Gene Wilson has been a Director of the Company since inception. Since 1960, he has also been a self-employed Consulting Geologist. He graduated from Marshall University in Huntington, W. Virginia, in 1950 with a Degree in Geology and from the University of Illinois in 1954 with a Masters Degree in Geology. Mr. Wilson currently devotes approximately 5 hours per week to the business of the Company.

     Each of the persons named above has held his/her office/position since inception of the Company and is expected to hold said office/position until the next annual meeting of stockholders.

ITEM  6.    EXECUTIVE  COMPENSATION

     None of the Company's officers and directors are currently compensated for their services as the Company is only in the development stage and has not yet fully commenced business operations. However, the officers and directors are reimbursed for any expenses they incur on behalf of the Company.

Employment  Agreements
     None of the Company's officers or directors are currently party to employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of the Company.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     On January 5, 1998 , Frank Donis and Marilyn Rafter, officers and director of the Company, purchased a total of 7,250,000 shares of Common Stock, at a price of $.001 per share, for a total consideration of $7,250.

     On February 23, 1998, the Company sold 500,000 shares of Common Stock to Gene Wilson, a director of the Company, at a price of $.01 per share for a total consideration of $5,000.

     On August 1, 1998, the Company entered into an Option Agreement to acquire an interest in an oil and gas property in Alberta, Canada from Donn Capital Corp., a privately-held company wholly owned by Frank W. Donis, President of the Company. On June 15, 1999, the Agreement was terminated and the Company has no further right, title or obligations due to Donn Capital.

    Certain officers, directors and related parties have engaged in business transactions with the Company which were not the result of arms'-length negotiations between independent parties. Management believes that the terms of these transaction were as favorable to the Company as those that could have been obtained from unaffiliated parties under similar circumstances. All future transactions between the Company and its affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of the Board of Directors of the Company.

ITEM  8.   DESCRIPTION  OF  SECURITIES

Common  Stock
-------------
     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative  Voting
----------------------
     The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The officers and directors of the Company beneficially own, directly or indirectly, approximately 58% of the total issued and outstanding shares.

                                 PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock is not currently listed or trading. Upon completion of this registration statement, the Company intends to apply for listing and trading of its Common Stock on the NASD over-the-counter Bulletin Board. There is, however, no assurance the Company's securities will be listed or, if listed, that an active trading market will ever develop.(See "Risk Factors - No Assurance of a Public Market".)

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the development and expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

     The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. The Company's Common Stock may be deemed to be a "penny stock" and thus, if and when it becomes listed and trading, of which there can be no assurance, will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The NASDAQ Small Cap Market. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's securities, and may adversely affect the ability of holders of the Company's Common Stock to resell their shares in the secondary market, assuming such market develops, of which there can be no assurance.

     The Company currently has a total of 13,054,000 shares of Common Stock issued and outstanding, which are held by 38 shareholders.

Reports
-------
     The Company will furnish annual financial reports to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports.

Stock  Transfer  Agent
----------------------
     The Company's stock transfer agent for its securities is Nevada Agency & Trust Company, Suite 880, 50 West Liberty Street, Reno, Nevada 89501.

ITEM  2.  LEGAL  PROCEEDINGS.

     The Company is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     Since the Company's inception, there have been no disagreements with Andersen Andersen & Strong, L.C., Independent Certified Public Accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     On January 5, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, Frank Donis and Marilyn Rafter, officers and directors of the Company, purchased a total of 7,250,000 shares of restricted Common Stock, at a price of $.001 per share.

     On February 23, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, the Company sold 500,000 shares of restricted Common Stock to Gene Wilson, a director of the Company, at a price of $.01 per share.

     On January 5, 1998, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 100,000 shares of Common Stock to Michelle Koot, an unrelated third party, at a price of $.001 per share.

     On December 9, 1997, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 1,000,000 shares of Common Stock of NNOD Investments Ltd., an unrelated third party, at a price of $.001 per share.

     On February 3, 1998, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 4,000,000 shares of Common Stock to four unrelated corporate entities, at a price of $.001 per share.

     On February 15, 1998, pursuant to an exemption provided by Rule 504 of Regulation D, the Company sold a total of 30,000 shares of Common Stock to unrelated third parties, at a price of $.01 per share, at a price of $.01 per share.

     On February 15, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, four (4) family members of the directors and officers of the Company purchased a total of 20,000 shares of Common Stock, at a price of $.01 per share

     Between February 27, 1998 and September 11, 1998, pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933, as amended, the Company sold, in transactions not involving a public offering a total of 144,200 shares of Common Stock to a total of six unrelated third parties, at a price of $.50 per share, for investment purposes only. There were a total of 6 investors
- 4 were accredited and 2 were unaccredited, both of whom were sophisticated investors The unaccredited investors were provided information relating to the Hadrosaurus properties and were given full access to the Company's books and records, including financial data and stock ownership, prior to investing.
There was no general solicitation or advertising involved in the transactions.
    None of these corporate investors were related before their respective acquisitions of securities in the Company.

ITEM  5:  INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

Section  78.751  of  the  Nevada  General  Corporation Law, provides as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper under the circumstances. The determination must be made:

(a)  By  the  stockholders;

(b) By the board of Directors by majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of Directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any Director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                              PART  F/S
                FINANCIAL  STATEMENTS  AND  EXHIBITS

    Unaudited financial statements of Registrant for the period ended June 30,
1999, prepared by Management and      audited  financial statements of
Registrant for the period from December 3, 1997 (date of incorporation) through the year ended December 31, 1998 and May 31, 1999, prepared by Andersen Andersen & Strong, L.C., Certified Public Accountants,
941 East 3300 South, Suite 202, Salt Lake City, Utah 84106 immediately follow:



HADRO RESOURCES, INC.
(Exploration Stage Company)
BALANCE SHEETS
September  30,  1999 and December 31, 1998
--------------------------------------------------------------------------
                                             September 30           Dec 31
                                               1999                  1998
                                             -------                ------
ASSETS

CURRENT ASSETS
Cash                                      $   18,635             $  59,139
                                          ----------             ---------
Total Current Asset                           18,635                59,139

OTHER ASSETS
   Mineral leases - Note 3                         -                     -
                                            --------              --------
                                           $  18,635             $  59,139

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable - related parties. . . . .$    509             $     115
    Accounts payable                           8,152                    15
                                            --------              --------
Total Current Liabilities                      8,661                   130

STOCKHOLDERS' EQUITY
Common stock
   100,000,000 shares authorized, at $0.001
   par value; 13,054,200 shares issued and
   outstanding                                13,054                 13,054

    Capital in excess of par value           111,995                 76,994

 Deficit accumulated during the
 development stage                          (115,075)               (31,039)
                                           ---------               ---------
Total Stockholders' Equity                     9,974                 57,009

                                            $ 18,635              $  57,139







    The  accompanying  notes are an integral part of these financial statements.




HADRO   RESOURCES,  INC.
(Exploration Stage Company)
STATEMENTS OF OPERATIONS
For the Three and Six Months Ended September 30, 1999, and 1998
and the Period from December 3, 1997 (Date of Inception) to September 30, 1999
-------------------------------------------------------------------------------


         Three Months   Three Months   Nine Months   Nine Months   Dec 3, 1997
            Sept 30,       Sept 30,      Sept 30,      Sept 30,         to
             1999           1998          1999          1998     Sept 30, 1999
-------------------------------------------------------------------------------
REVENUES     $   -        $      -     $      -    $     -     $    -


EXPENSES       4,120        1,656        84,036     20,530       115,075


NET LOSS     $(4,120)     $(1,656)     $(84,036)   $(20,530)   $(115,075)

GAIN (LOSS)
PER COMMON
SHARE -
Basic        $  -         $     -       $    -     $     -     $       -

AVERAGE
OUTSTANDING
SHARES        13,054,200     12,910,000    13,054,200  12,910,000




















  The accompanying notes are an integral part of these financial statements.



HADRO RESOURCES INC.
(Exploration Stage Company)
STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
For the Period from December 3, 1997 (Date of Inception)
to September  30, 1999
-------------------------------------------------------------------------------

                                                      Capital in
                                     Common Stock      Excess of    Accumulated
                                   Shares     Amount   Par Value      Deficit
                                   ------     ------  -----------   -----------
Balance December 3, 1997
date of inception)                    -      $    -      $   -        $     -

Issuance of common stock
for cash at $.001 -
February through July 1998       12,350,000     12,350       -              -

Issuance of common stock for
Cash at $.01 - July  1998           560,000        560      5,040           -

Issuance of common stock for
Cash at $.50 - July  1998           114,000        114     56,886           -

Issuance of common stock for
Cash at $.50 - August  1998          30,200         30     15,068           -

Net operating loss for the
Year Ended December 31, 1998           -           -          -          (31,038)
                                 ----------    -------    -------      ---------

Balance December  31, 1998       13,054,200     13,054     76,994      (31,038)

Contribution to capital -
expenses paid by officers              -           -       35,001          -

Net operating loss for the
six months ended September 30, 1999    -           -         -         (84,036)
                                ----------      -------   -------      --------

Balance September 30, 1999       13,054,200   $ 13,054   $111,995      (115,075)
                                 ==========   ========   ========      ========







   The accompanying notes are an integral part of these financial statements.



HADRO  RESOURCES,  INC.
(Exploration Stage Company)
STATEMENT OF CASH FLOWS
For the Six Months Ended September 30, 1999 and 1998 and the
Period from December 3, 1997 (Date of Inception) to September  30, 1999
-------------------------------------------------------------------------------


                                         Sept 30     Sept 30     Dec 3, 1998
                                          1999        1998    to Sept 30, 1999
                                         ----------   --------  ---------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss                                  $(84,036)  $(20,530)     $ (111,075)

   Adjustments to reconcile net
   loss to net cash provided by
   operating activities:

      Contributions to capital -
      expenses                               35,001         -         35,001
      Changes in accounts payable             8,531    10,002          8,661
                                            -------   --------       ---------
   Net (decrease) in Cash From
   Operations                               (40,504)  (10,528)       (71,413)
                                           --------   --------      ---------

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of mineral  lease                      -          -               -
                                            --------  ---------     ---------
CASH FLOWS FROM FINANCING
ACTIVITIES

    Proceeds from issuance of
    common stock                                -      68,948         90,048
    Net Increase (Decrease)                 --------- -------       --------
    in Cash                                 (40,504)   58,420         18,635

Cash at Beginning of Period                  59,139        -              -
                                            -------    -------      --------

Cash at End of Period                      $ 18,635   $58,420       $ 18,635
                                           ========   =======       ========




 The  accompanying  notes  are an integral part of these financial statements

                         HADRO  RESOURCES,  INC.
                      (Exploration  Stage  Company)
                      NOTES  TO  FINANCIAL  STATEMENTS

1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on December 3, 1997 with authorized common stock of 100,000,000 shares at $0.001 par value with the name "Hadrosaurus Resources, Inc". On January 12, 1998 the name was changed to Hadro Resources Inc.

The Company was organized for the purpose of acquiring and developing oil and gas leases.

The  Company  is  in  the  exploration  stage.

Since its inception the Company has completed a Regulation D offering of 4,174,200 shares of its capital stock for cash.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.


Income  Taxes

On December 31, 1998, the Company had a net operating loss carry forward of $31,039. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful, since the Company has no operations and is unable to project any reliable future net profits.

Earnings  (Loss)  Per  Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding in accordance with FASB statement No. 128.

Cash  and  Cash  Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Capitalization  of  Oil  Leases  Costs

The Company uses the successful efforts cost method for recording its oil lease interests, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties and amortizing these amounts over the life of the reserve when operations begin or a shorter period if the property is shown to have an impairment in value or expensing the remaining balance if proven of no value. Expenditures for oil well equipment are capitalized and depreciated over their useful lives.

Environmental  Requirements

At the report date environmental requirements related to the oil and gas leases acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.

Financial  Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates  and  Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.   ACQUISITION  OF  MINERAL  LEASES

During September 1999 the Company acquired a 100% working interest in 35 oil And Gas leases covering 6,174 acres located in Union County, New Mexico with An Annual rental of $.25 per acre until 2002 and then $.50 per acre until 2007. The Leases carry a royalty of 16.5%

4.  RELATED  PARTY  TRANSACTIONS

Related  parties  have  acquired  58%  of  the  common  stock  issued.

5.  GOING  CONCERN

The Company does not have the necessary assets to be successful in its efforts to develop its oil and gas properties and will need to acquire additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

ITEM 2. PLAN OF OPERATIONS

During the next 12 months, the Company will acquire additional oil and gas leases in Union County, New Mexico and Animas County, Colorado and any additional properties that may warrant acquisition. The Company will have to raise additional funds either by way of advances from the officers and directors, institutional borrowing or through the issuance of the Company's common stock.

The Company is currently seeking a joint venture partner/operator to perform exploration activities on the properties. Proposed activities include consolidating lease blocks through purchase or optioning leases, continue research and exploration to include drilling, if warranted. Successful completion will result in gas well production by August 2000.

Liquidity and Capital Resources

The Company will need additional working capital to finance its activities on the New Mexico leases.

Results of Operations

There are no operations at this time.

ANDERSEN  ANDERSEN  &  STRONG,  L.C.
Certified  Public  Accountants  and  Business  Consultants
Member  SEC  Practice  Section  of  the  AICPA
941  East  3300  South,  Suite  202
Salt  Lake  City,  Utah  84106
Telephone  801-486-0096
Fax  801-486-0098
E-mail  KAndcrscn@mm.cmn


Board  of  Directors
Hadro  Resources,  Inc.
Point  Roberts,  Washington

       REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We have audited the accompanying balance sheets of Hadro Resources, Inc. (a development stage company) at May 31, 1999, and December 31, 1998 the statement of operations, stockholders, equity, and cash flows for the five months ended May 31, 1999 and the year ended December, 31, 1998 and the period from December 3, 1997 (date of inception) to January 31, 1999. These financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these financial statements based On our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadro Resources, Inc. at May 31, 1999, and December 31, 1998 and the results of operations, and cash flows for the five months ended May 31, 1999 and the year ended December 31, 1998 and the period from December 3, 1997 (date of inception) to January 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt  Lake  City,  Utah
Andersen Andersen  &  Strong
June 18, 1999




                            HADRO  RESOURCES,  INC.
                       (A  Development  Stage  Company)
                                BALANCE  SHEET
                       May 31, 1999 and December 31, 1998




                                       5/31/99           12/31/98
ASSETS                                 ---------          ---------

CURRENT ASSETS
cash                                  $  23,416         $   59,139
                                       -----------      ----------
Total Current Assets                  $  23,416         $   59,139

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable -
related parties                      $      366         $     114
Accounts payable                          7,893                15
                                     -----------        ---------
Total Current Liabilities            $    8,259         $     129

STOCKHOLDERS' EQUITY

Common Stock
100,000,000 shares authorized, at
 .001 par value;
13,054,200 shares issued and
outstanding                          $   13,054        $   13,054

Capital in excess of par value           85,744            76,994

Deficit accumulated during the
development stage                       (83,641)          (31,038)
                                     -----------        ----------
Total Stockholders' Equity           $   15,157        $   57,139


The accompanying notes are an integral part of these financial statements.


                             STATEMENT  OF  OPERATIONS
For the Five Months Ended May 31, 1999 and the Year Ended December 31,1998
   and  the  Period  from  December  3,  1997  to December 31, 1997 and the
     Period from December 3, 1997 (Date of Inception) to May 31, 1999


                                 May 31         Dec 31     Dec 31        Dec 3, 1997
                                  1999           1998       1997          to May 31
                                                                            1999
                                 --------     ---------    -------     -----------------

SALES                            $    -      $      -     $     -            $     -

EXPENSES                         $ 52,603    $ 31,038     $     -            $ 83,641
                                 --------    --------     --------           --------
NET LOSS                         $(52,603)   $(31,038)    $     -            $(83,641)
                                 ========    =========    =========          =========
NET LOSS PER COMMON SHARE
Basic                            $(.004)     $(.003)

AVERAGE OUTSTANDING SHARES
Basic                          13,054,200   12,300,000

The  accompanying  notes  are  an  integral  part  of  these  financial  statements.




              STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
For  the  Period  from  December 3, 1997 (Date of Inception) to May 31, 1999




                                                Capital in
                            Common Stock         Excess of       Accumulated
                          Shares     Amount      Par Value        Deficit
                          -----------------     ----------       -----------

Balance -
December 3, 1997
(date of inception)            -    $   -         $     -         $      -

Issuance of common
stock for cash
at $.001 February
through July 1998       12,350,000  $12,350       $     -                -

Issuance of common
stock for cash  at $.01
July 1998                  560,000  $   560       $ 5,040                -

Issuance of common
stock for cash at $.50
July 1998                  114,000  $   114       $56,886                -

Issuance of common
stock for cash at $.50
August 1998                 30,200  $    30       $15,068               -

Net operating loss for
The year ended
December 31, 1998               -   $     -       $     -         $(31,038)
                        ----------  ----------    -----------     ----------
Balance December
31, 1998                13,054,200  $13,054       $76,994          $(31,038)

Capital contributions-
Expenses                        -         -         8,750                 -

Net operating loss for
the five months
ended May 31, 1999              -         -            -           $(52,603)
                         ---------  ----------   ----------        ----------
Balance May 31, 1999    13,054,200  $13,054      $85,7444          $(83,641)
                        ==========  =======      ========         ==========

The  accompanying  notes  are  an  integral  part of these financial statements.





                              STATEMENT OF CASH FLOWS
                    For the Five Months Ended May 31, 1999 and
                        the Year Ended December 31, 1998
      and the Period from December 3, 1997 to December 31, 1997 and the
       Period from December 3, 1997 (Date of Inception) to May 31, 1999



                                   May 31     Dec 31    Dec 31     Dec 3 1997
                                    1999       1998      1997      to May 31,
                                                                      1999
                                   ------     ------    ------   ------------

CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss                         $(52,603)  $(31,038)   $-       $(83,641)

Adjustments to reconcile
net loss to net cash
provided by operating
activities:

  Capital contributions-
  Expenses                          8,750       -          -          8,750
  Changes in accounts payable       8,130         129-   8,259
                                  --------   --------    ------     --------

  Net (decrease) in Cash
  from Operations               $(35,723)    $(30,909)      -       $(66,632)
                                  --------   --------    ------     --------

CASH FLOWS FROM INVESTING
ACTIVITIES

                                      -          -           -          -
                                --------   --------    -------     --------
CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of
common stock                    $    -      $90,048         -       $90,048
                                --------   --------     ------     --------
Net Increase(Decrease) in Cash  $(35,723)   $59,139         -       $23,416

Cash at Beginning of Period     $ 59,139    $-            -         $-
                                  --------   --------    -----     --------
Cash at End of Period           $ 23,416    $59,139         -       $23,416
                                  ========   ========    ====       =======

NOTES  TO  FINANCIAL  STATEMENTS

1.  ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on December 3, 1997 with authorized common stock of 100,000,000 shares at $0.001 par value with the name "Hadrosaurus Resources, Inc". On January 12, 1998 the name was changed to Hadro Resources Inc.

The Company was organized for the purpose of acquiring and developing mineral properties.

The Company is in the development stage.

Since its inception the Company has completed a Regulation D offering of 4,174,200 shares of its capital stock for cash.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes

At December 31, 1998, the Company had a net operating loss carry forward of $31,038. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful, since the Company has no operations on which to project future net profits.

Earnings  (Loss)  Per  Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

Cash  and  Cash  Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase of less than three months, to be cash equivalents.

Foreign  Currency  Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization  of  Capitalized  Mining  Claim  Costs

The Company will use the successful efforts method to amortize the capitalized costs of any oil and gas claims it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred. Unamortized capitalized costs will be expensed if the property is shown to have an impairment in value or proven to be of no value.

Financial  Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates  and  Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.  RELATED  PARTY  TRANSACTIONS

Related  parties  have  acquired 58% of  the  common  stock  issued.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.  GOING  CONCERN

Management is currently seeking oil and gas leases which it believes can be profitable. To be successful in this effort the Company will need additional working capital.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                   PART  III


                 ITEM 1.   INDEX TO EXHIBITS

 Exhibit No         Description of Document                      Page
------------        -----------------------                      ----

  2                 Articles of Incorporation, Amendments          27
                    and Bylaws

  6.1               Agreement and Declaration of Trust             42

  6.2               Assignment of Oil and Gas Leases to            43
                    W.G. Van Bebber

  6.3               Termination of Option to Purchase              45
                    Agreement

  6.4 through 6.39  Oil and Gas Leases                             46

  10                Consent of Auditors








                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                          HADRO  RESOURCES,  INC.

Date:  September 27, 1999     By:  /s/  Frank  W. Donis, Chief Executive Officer
Date:  September 27, 1999     By:  /s/  Marilyn Rafter, Director